

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2019

Julie Whalen
Chief Financial Officer
Williams Sonoma Inc
3250 Van Ness Avenue
San Francisco, CA 94109

      Re: Williams Sonoma Inc
          Form 8-K filed March 20, 2019
          File No. 001-14077

Dear Ms. Whalen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Consumer Products